SO 3/6/02 **

02018415

SECUR... Washington, D.C. 20549

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SEC FILE NUMBER
8-27425

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2002 354 WASH, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Atalanta/Sosnoff Management Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Park Avenue
(No. and Street)

New York	**New York**	**10178**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin S. Kelly **(212) 867-5000**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	**New York**	**New York**	**10105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 14 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3-13

Atalanta Sosnoff
Management Corporation • 101 Park Avenue, New York, New York 10178-0008 (212) 867-5000 Fax (212) 922-1820 www.atalantasosnoff.com



CONTENTS OF REPORT

This report** contains (check all applicable boxes):

■ (a) Facing page

■ (b) Statement of Financial Condition

☐ (c) Statement of Income

☐ (d) Statement of Changes in Stockholder's Equity

☐ (e) Statement of Cash Flows

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors

☐ (g) Computation of Net Capital

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3

☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

☐ (l) An Oath or Affirmation

■ (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

☐ (n) Exemptive Provision under Rule 15c3-3

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Atalanta/Sosnoff Management Corporation:

We have audited the accompanying statement of financial condition of Atalanta/Sosnoff Management Corporation (the "Company") (a New York corporation and a wholly owned subsidiary of Atalanta/Sosnoff Capital Corporation (Delaware)) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Atalanta/Sosnoff Management Corporation at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
February 21, 2002

ATALANTA/SOSNOFF MANAGEMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 729,112
SECURITIES OWNED, at market value (cost $ 11,334,357)	12,492,296
RECEIVABLE FROM CLEARING BROKER	489,126
ADVISORY FEES RECEIVABLE	607,164
DUE FROM RELATED PARTIES	3,289,838
EXCHANGE MEMBERSHIPS, at cost (market value of $2,060,000)	402,000
Total assets	$ 18,009,536

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued compensation payable	$ 28,322
Taxes payable	1,986,711
Accounts payable and other liabilities	85,739
Total liabilities	2,100,772
STOCKHOLDER'S EQUITY:	
Common stock, par value $.01 per share; authorized 1,000 shares; issued and outstanding 150 shares	2
Class A common stock, par value $.01 per share; authorized 1,000 shares; issued and outstanding, none	-
Additional paid-in capital	871,864
Retained earnings	15,036,898
Total stockholder's equity	15,908,764
Total liabilities and stockholder's equity	$ 18,009,536

The accompanying notes are an integral part of this statement.

ATALANTA/SOSNOFF MANAGEMENT CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION

Atalanta/Sosnoff Management Corporation (the "Company") is a wholly owned subsidiary of Atalanta/Sosnoff Capital Corporation (Delaware) (the "Parent"), which, in turn, is wholly owned by Atalanta/Sosnoff Capital Corporation ("Capital"). The Company was incorporated on January 28, 1982, is a broker-dealer in securities, is a member of the Chicago Board of Options Exchange, Inc. and owns a seat on the New York Stock Exchange, Inc. In May 1985, the Company registered as an investment advisor under the Investment Advisers Act of 1940. The Company provides discretionary investment advisory services to retail customers, brokerage and other related services. The Company operates under the exemptive provision of the Securities and Exchange Commission Rule 15c3-3 (k)(2)(ii).

The Company has an agreement with a broker-dealer to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record-keeping functions. The agreement can be canceled by either party upon 90 days' written notice. The agreement states that the Company will assume customer obligations should a customer of the Company default. The clearing broker-dealer firm controls credit risk of customers by requiring maintenance margin collateral in compliance with various regulatory and internal guidelines. At December 31, 2001, there were no significant customer receivables.

2. SIGNIFICANT ACCOUNTING POLICIES

Advisory Fees and Commissions

Advisory fees are recorded when earned based on a percentage of assets under management, computed and due at specified intervals, generally quarterly. Commissions revenue and related clearing and execution costs are recorded on a settlement-date basis, which is not materially different from a trade-date basis as of December 31, 2001.

Cash and Cash Equivalents

For purposes of the statement of financial condition, the Company considers money market accounts and all highly liquid debt instruments purchased, with a maturity of approximately three months or less, to be cash equivalents.

Securities Transactions and Securities Owned, at Market Value

Securities transactions are recorded on a trade-date basis, and securities owned are carried at market value. Securities listed on a securities exchange for which market quotations are available are valued at the last quoted sales price as of the last business day of the year. The Company did not own such securities at December 31, 2001. Investment in mutual funds is valued based upon the net asset value of the shares held as reported by the fund.

Estimates by Management

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of December 31, 2001. Actual results could differ from those estimates.

3. TRANSACTIONS WITH RELATED PARTIES

Securities Owned

At December 31, 2001, securities owned consisted of shares of the Atalanta/Sosnoff Fund (the "Fund"), a large-cap core equity mutual fund that commenced operations in June 1998. The Company acts as Distributor to the Fund, and the Parent acts as Investment Advisor.

In July 1999, three additional mutual funds, for which the Company acts as Distributor and the Parent acts as Investment Advisor, commenced operations. In July 2001, one additional mutual fund commenced operations, to which the Company acts as Distributor and the Parent acts as Investment Advisor.

Due from Related Parties

The Company has advanced approximately $3,290,000 to Parent and Capital as of December 31, 2001. The advance earns interest at the brokers call rate (3% at December 31, 2001) and is due on demand.

4. SEAT RENTAL

The Company owns a seat on the New York Stock Exchange, Inc. and the Chicago Board of Options Exchange, Inc., which are leased to unaffiliated third parties on an annual basis. The Company has executed extensions to the lease agreements for the year ending December 31, 2002 at similar terms.

5. INCOME TAXES

The Company records income taxes in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The Company files a consolidated federal income tax return with Capital and combined New York State and New York City income tax returns with Capital. Income taxes for financial statement purposes are calculated on a separate company basis.

The Company recorded deferred taxes payable of approximately $463,000 at December 31, 2001, related to unrealized gains on securities owned.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of approximately $10,722,000, which was $10,472,000 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.20 to 1.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

ANDERSEN

To the Board of Directors of
Atalanta/Sosnoff Management Corporation:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Atalanta/Sosnoff Management Corporation (the "Company"), a wholly owned subsidiary of Atalanta/Sosnoff Capital Corporation (Delaware), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons;
(2) Recordation of differences required by rule 17a-13;
(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve and Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Arthur Andersen LLP

New York, New York
February 21, 2002